FOREST OIL CORPORATION 707 Seventeenth Street, Suite 3600 Denver, CO 80202 (303) 812-1400

September 20, 2007

Ms. Mellissa Campbell Duru
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street
Washington, D.C.  20549-7010

Re:                             Forest Oil Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 21, 2007
File No. 1-13515

Dear Ms. Duru:

Set forth below are the responses of Forest Oil Corporation (“Forest”) to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated August 21, 2007 (the “Comment Letter”) with respect to the above-referenced filing.  For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter.  Our response to each comment or request is set forth immediately below the text of the applicable comment or request.

Base Salary, page 12

1.                                      Although you have provided a general description of the factors the committee considered in making the salary adjustments for the named executive officers, you should specify the material factors the committee considered in making base salary adjustments for each named executive officer whose salary was increased.  See Item 402(b)(1)(v) of Regulation S-K.

Response

Based on the Staff’s comment, Forest intends to include a disclosure of “the material factors the committee considered in making base salary adjustments for each named executive officer whose salary was increased” in future proxy statements containing executive compensation disclosures.

2.                                      Although you have identified the peer group of companies against which you benchmarked compensation, to provide context to your discussion, identify any targeted percentile ranges of compensation you established relative to your peer group as well as where the actual amount of compensation awarded for each element of compensation for each named executive officer fell relative to any targeted percentile range for a given year.  Please see Item 402(b)(1)(v) and see generally Item 402(b)(2)(xiv) of Regulation S-K.

Response

Based on the Staff’s comment, Forest intends to include a disclosure of “any targeted percentile ranges of compensation [Forest] established relative to [Forest’s] peer group as well as where the actual amount of compensation awarded for each element of compensation for each named executive officer fell relative to any targeted percentile range for a given year” in future proxy statements containing executive compensation disclosures.

Annual Incentive Bonus, page 13

3.                                      Although you discuss generally the annual incentive bonus and describe the categories of financial and operational metrics that are considered in making awards under the AIP, you have not disclosed the actual financial and operational target in each category.  Identify the specific performance and operational targets established within each of the five categories of metrics referenced on page 4.  To the extent you believe that disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response

Forest believes that the financial and operational targets under its AIP, taken as a whole, represent sensitive, confidential information of Forest and contain strategic economic and financial data relating to Forest.  Forest believes that disclosure of this confidential information, beyond the extent to which it is otherwise made public, would provide its competitors in the oil and gas industry with unfair insight into Forest’s financial and operational goals and would result in competitive harm to Forest.

Legal Standard

The Staff has previously advised that, when deciding whether target levels may be omitted from its disclosures, a company should use the same standard as it would use when making a confidential treatment request under Securities Act Rule 406 or Exchange Act Rule 24b-2.  In that regard, Forest asserts that it satisfies the fourth exemption of the Freedom of Information Act (“FOIA”) and, more specifically, the National Parks test for when confidential commercial and financial information may be withheld.  See Nat’l Parks & Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974) (“National Park I”); Nat’l Parks & Conservation Ass’n v. Kleppe, 547 F.2d 673, 679 (D.C. Cir. 1976) (“National Parks II”); Critical Mass Energy Project v. NRC, 975 F.2d 871, 878 (D.C. Cir. 1992).  As it applies here, the National Parks test exempts disclosure of commercial and financial information, the disclosure of which “is likely to cause substantial harm to [the issuer’s] competitive position.”  National Parks I, 498 F.2d at 770.

In the National Parks II decision, the court held that disclosure of the financial records in question was exempt because such disclosure “would provide competitors valuable insights into the operational strengths and weaknesses of [the disclosing company]” and “[s]elective pricing, market concentration, expansion plans and possible take-over bids would be facilitated by knowledge of the financial information [to be disclosed].”  National Parks II, 547 F.2d at 387.  The court also noted that the financial records in question contained previously undisclosed officer salary information and that the risk of “personnel raiding” further supported exemption from disclosure.  National Parks II, 547 F.2d at 386-87.

Application of Legal Standards to Forest’s Performance Targets

The U.S. oil and gas industry is currently very competitive.  In particular, Forest must operate within a competitive acquisitions and divestitures environment and faces on-going efforts by competitors to hire away Forest employees.  The disclosure of all of the financial and operational targets of Forest’s AIP would place Forest at a significant disadvantage relative to its competitors, many of which are private and do not face the same disclosure requirements that Forest must meet.  Indeed, the detailed disclosure of Forest’s financial and operational targets would create precisely the risks of substantial competitive harm that the court in National Parks II used as a basis for exempting disclosure.

The performance measures under Forest’s 2006 AIP were as follows:

(i)                                  Total shareholder return – defined as the percentage increase in the trading price of Forest common stock that occurred from the last trading day of December 2005 to the last trading day in December 2006;

(ii)                               Cash cost – defined as the sum of direct operating expense and expensed workovers, but excluding ad valorem taxes, transportation expense, and allocated G&A expense, divided by total net production for the year;

(iii)                            Acquisitions – defined as the amount of oil and gas proved reserves acquired during the year on terms that satisfied pre-defined economic metrics;

(iv)                           Production – defined as total net production, for Forest as a whole or for each of its business units, excluding royalty and other burdens; and

(v)                              Rate-of-return on capital investments – defined as the pre-tax rate of return on all capital spent during the year, including drilling projects, acquisitions, recompletions, land leases, seismic, and capitalized G&A.

The public disclosure of all of the financial and operational targets of its AIP would place Forest at a disadvantage in the acquisitions and divestitures of oil and gas assets – an extremely competitive arena and one in which Forest has been and intends to remain very active.  For example, the underlying targets for the “rate-of-return on capital investments” and “cash cost” performance measures of Forest’s AIP reveal confidential information regarding the current determination of Forest’s Board of Directors with respect to acceptable investment criteria.  The underlying targets for the “production” performance measure reveal how much production, broken down by business unit, the Board targets for Forest to achieve during the year, including through acquisitions.  Those views, based on the Board’s analysis of the U.S. and global oil and gas industry, current and future commodity prices, Forest’s ability to finance acquisitions and to integrate acquired assets, and similar factors, run to the very core of the Board’s internal and confidential consideration.  All of this information would provide significant insight – both to potential sellers of oil and gas assets and to companies competing with Forest to acquire those assets – regarding how “willing” Forest may be as a buyer and at what economic metrics.  That insight would work against Forest and its shareholders.

The disclosure of all of the financial targets of Forest’s AIP would also make Forest more vulnerable to the type of “personnel raiding” that concerned the National Parks II court.  National Parks II, 547 F.2d at 386-87.  During 2006 and year-to-date 2007, Forest lost a significant number of employees in key operational areas through attrition, as employees have been hired away by competitors.  These competitors include not only other public oil and gas companies, but also private companies and private equity firms that do not face the disclosure requirements that Forest must meet.  Forest has provided the confidential details behind this attrition in a supplemental letter to the Staff.  In short, however, Forest believes that the public disclosure of all of the financial and operational targets of its AIP would materially increase the ability of competitors to tailor compensation packages that in turn would succeed in persuading our officers and other employees to leave Forest.

In addition, the financial and operational targets of Forest’s AIP contain confidential information that Forest would not include in its public guidance to investors.  Those targets may be misconstrued as information supplementing Forest’s public guidance.  In that regard, Forest follows strict principles, dictated by its Board of Directors, regarding the nature and timing of public guidance that it provides.  The targets for the “production” and “cash cost” performance measures of Forest’s AIP provide a level of granularity regarding projected production, growth, and operating expense for the year that is potentially subject to significant volatility and that Forest would not consider reliable enough for public dissemination.

Moreover, disclosure of the targets for each of these performance measures is not necessary for the protection of investors.  Forest’s proxy statement provides a substantial description of its AIP bonus plan, including, for example, a description of the components used to calculate each performance measure and the weight attributed to each performance measure.  Consequently, Forest believes that the disclosure of the underlying targets for each performance measure is not necessary to assure the availability to investors of adequate public information concerning the bonus plan.  By preserving the confidentiality of performance targets, Forest intends to provide investors with the opportunity to review the substantive provisions of the AIP while preserving the company’s competitive interests.

Forest included the following discussion on page 15 of its 2007 proxy statement to describe how difficult it will be to achieve the target levels of its AIP:

Over the past five years Forest has achieved performance in excess of its target levels once, that being in 2006.  The achievement percentage over the past five years has been between approximately 59% and 110% of target with an average achievement percent over the past five years of approximately 86% of the target award opportunity.  Company performance is the sum of the performance of each of the individual business units.  Bonus awards for executive officers in charge of business units are calculated in accordance with the performance of their business unit, which may vary from the performance of Forest as a whole.  In 2006, the calculated bonus awards for Messrs. Clark, Keyte, and Wurtzbacher were based on the performance of Forest as a whole, whereas the calculated bonus awards of Messrs. Gurule and Ridens were based on the performance of their respective business units.  The Compensation Committee establishes the target level of performance such that achievement of the target level on any financial or operating measure represents above-average performance by management.

The quoted discussion was meant to illustrate for readers, by reference to actual historical results, how difficult it is for Forest to achieve the target levels under its AIP.  Based on the Staff’s comment, in future proxy statements containing executive compensation disclosures, Forest intends to state more directly how hard it believes it is to achieve the target levels under its AIP.

4.                                      In your discussion of the AIP, you note that consideration is given to whether the individual’s performance “merited a bonus”.  Similarly, in the discussion regarding base salary, you indicate that the performance of each named executive officer was reviewed.  For each named executive officer, please revise to specify what considerations of individual performance factored into the actual compensation awarded during 2006.  Additionally, provide further clarification of the importance assigned to individual performance in the overall consideration of the achievement of the operational and financial metrics referenced in your discussion.  For example, if a particular operation goal is not met but individual performance is considered to have been above average, how does consideration of individual performance factor into the resulting compensation awarded?  Please clarify your disclosure accordingly.  See Items 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

Response

Based on the Staff’s comment, Forest intends to include – “for each named executive officer” – a disclosure of “what considerations of individual performance factored into the actual compensation awarded during [the year in question]” and “the importance assigned to individual performance in the overall consideration of the achievement of the operational and financial metrics referenced in [our] discussion” in future proxy statements containing executive compensation disclosures.

5.                                      You reference the newly established 2007 Stock Incentive Plan.  Disclose the qualitative and quantitative targets considered in the administration of the 2007 Stock Incentive Plan.

Response

When Forest prepared its 2007 proxy statement (and at the time of Forest’s annual shareholders’ meeting), its shareholders had not yet voted on the 2007 Stock Incentive Plan and, accordingly, there had been no awards made under that plan.  (The shareholders approved the 2007 plan at a meeting held on June 5, 2007.)  For these reasons, Forest did not disclose “the qualitative or quantitative targets considered in the administration of the 2007 Stock Incentive Plan.”  Based on the Staff’s comments, Forest intends to include the quoted information in its future proxy statements containing executive compensation disclosures.

6.                                      We direct you to Release 8732A, Section II.B.1.  The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.  For example, revise to explain the material difference in the amount of the salary and equity awards you paid to Mr. Clark.

Response

The compensation policies and decisions affecting Mr. Clark were not materially different from the policies and decisions affecting Forest’s other named executive officers.  That is, although there were material quantitative differences in the components of Mr. Clark’s compensation compared to others, Forest’s Compensation Committee did not determine to award those components based on different policies or decision-making processes.  For that reason, Forest did not include in its proxy statement a discussion separating out the compensation policies and decisions affecting Mr. Clark.  Based on Comment No. 6, Forest understands that the Staff expects an individualized discussion when components of a named executive’s compensation are materially different – even when judged solely from a quantitative standpoint – from the corresponding components of other named executive officers’ compensation.  Based on the Staff’s comment, Forest intends to include such a discussion in future proxy statements containing executive compensation disclosures.

2006 Grants of Plan-Based Awards, page 20

7.                                      On page 14, you state that the committee set the threshold amount of the targeted AIP for 2006 at 25% of the target and that this amount represented the level at which payout amounts of the 2006 AIP started.  Please revise the column (c) of the table to reflect this fact.  Please see instruction 2 to Item 402(d) of Regulation S-K.

Response

With the Staff’s permission, Forest proposes to make the revision to column (c) of the “Grants of Plan-Based Awards” table in future proxy statements containing executive compensation disclosures.

Potential Payments Upon Termination of Change in Control, page 24

8.                                      Although you disclose on page 17 some of the reasons for the provision of post-termination benefits, you should describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the severance arrangements.  See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Response

On pages 24-28 of its proxy statement, Forest provides significant detail regarding severance agreements with its named executive officers, including how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under those agreements.  Forest’s believes that the discussion contained on pages 24-28, coupled with the discussion on page 17 that the Staff references in its comment, provides readers with a reasonable understanding of Forest’s arrangements regarding post-termination benefits.

Forest assumes that the Staff’s Comment No. 8 is aimed at a more detailed discussion in the Compensation Discussion and Analysis of the underlying reasons for why the specific provisions of Forest’s severance agreements were selected.  Assuming that is the case, Forest intends to include a discussion of those underlying reasons in future proxy statements containing executive compensation disclosures.

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In connection with the foregoing responses, the undersigned, on behalf of Forest, hereby acknowledges that Forest is responsible for the adequacy and accuracy of the disclosure in the above referenced filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and Forest may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration of these matters.

Sincerely,

/s/ CYRUS D. MARTER IV

Cyrus D. Marter IV
Vice President, General Counsel and Secretary

Cc:                             Forest Oil Corporation
H. Craig Clark
President and Chief Executive Officer
David H. Keyte
Executive Vice President and Chief Financial Officer